[Letterhead of Brookfield Mortgage Opportunity Income Fund Inc.]

March 21, 2013

John Grzeskiewicz

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:                             Brookfield Mortgage Opportunity Income Fund Inc. (the “Fund”)
Registration Statement on Form N-2 (the “Registration Statement”)
File Nos. 333-185159 and 811-22773

Dear Mr. Grzeskiewicz:

On November 27, 2012, January 31, 2013, February 14, 2013 and February 25, 2013, the Fund filed its Registration Statement, Pre-Effective Amendment No. 1 to such Registration Statement, Pre-Effective Amendment No. 2 to such Registration Statement and Pre-Effective Amendment No. 3 to such Registration Statement relating to an initial offering of the Fund’s shares of common stock.  The Registrant will also be filing a fourth pre-effective amendment on March 22, 2013 to that Registration Statement as a sizing amendment.

Pursuant to Rule 461 under the Securities Act of 1933, the Fund hereby requests acceleration of the effective date of the Registration Statement so that such Registration Statement may be declared effective at 10:00 a.m. on Monday, March 25, 2013, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Rachael Schwartz of Paul Hastings LLP at (212) 318-6275, and that such effectiveness also be confirmed in writing.

Very truly yours,

Brookfield Mortgage Opportunity Income Fund Inc.

By:	/s/ Kim G. Redding
	Name:	Kim G. Redding
	Title:	President

March 21, 2013

Mr. John Grzeskiewicz

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Brookfield Mortgage Opportunity Income Fund Inc.

Registration Statement on Form N-2
File Nos. 333-185159 and 811-22773

Dear Mr. Grzeskiewicz:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, on behalf of the several underwriters, wish to advise you that distribution of the Registration Statement on Form N-2 as filed on November 27, 2012 and the Preliminary Prospectus dated February 22, 2013, began on February 25, 2013 and is expected to conclude at approximately 5:00 p.m., Eastern Time, on March 25, 2013, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 100,000 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the underwriters of the offering of common shares of Brookfield Mortgage Opportunity Income Fund Inc. (the “Fund”), hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 10:00 a.m., Eastern Time, on March 25, 2013 or as soon thereafter as practicable after the filing of Pre-Effective Amendment No. 4 to the Registration Statement.

Sincerely,

WELLS FARGO SECURITIES, LLC

On behalf of the Several Underwriters

By: WELLS FARGO SECURITIES, LLC

By:	/s/ Jerry Raio
Jerry Raio
Managing Director